VIRTUIX STARTS PRODUCTION OF THE OMNI AND DELIVERS FIRST UNIT TO KICKSTARTER BACKER

TO CELEBRATE LAUNCH, VIRTUIX WILL HOST FIRST EVER ACTIVE VIRTUAL REALITY E-SPORTS TOURNAMENT AT CES 2016

AUSTIN (December 16, 2015) – Virtuix, the leader in active virtual reality and the developer of the popular and highly anticipated Omni motion platform, today announced that it has started production and delivered its first unit. Fred Wood, a virtual reality enthusiast who backed Virtuix’s successful Kickstarter campaign on its first day, received the unit at a small celebration at Wood’s home.

Virtuix’s patent pending, omni-directional treadmill is a first-of-its-kind active virtual reality gaming system that enables the user to walk, run, sit and strafe within a 360-degree virtual environment. Active VR, where your actions in the virtual world are controlled by first-person navigation like walking or running, creates an unprecedented sense of immersion and presence within virtual worlds that could span areas such as gaming, fitness, tourism, and social gatherings.

"I've always wanted to run around in impossible, virtual worlds,” said Fred Wood.

“Virtuix has developed a product to make that possible, and I can't wait to start running on my Omni."

CEO Jan Goetgeluk credited the passion and support of Kickstarter backers in helping Virtuix reach this stage. “Without the early support of backers like Fred Wood, Virtuix would not be in a position to deliver Active VR to the gaming community. We feel that Active VR is the best and most immersive way to explore virtual reality and perhaps the only way to experience popular gaming genres like first-person shooters and exploration games safely and comfortably in a virtual environment. Today we announce the delivery of our first unit and our official launch to be held at CES. We will deliver 50 additional units to early backers and partners in January and follow that with the order fulfillment for all of our more than 4,000 backers and pre-order customers.”

Virtuix also announces it will host the first ever active virtual reality e-sports tournament, complete with shoutcasters, at its booth at CES. "CES marks the first time that consumers will see Omni Arena, a competitive, multiplayer arena shooter demo created specifically for VR and the Omni,” said Robert Brackenridge, Director of Games at Virtuix. “We feel bringing e-sports and VR gaming out of the chair and adding an active physical component creates an extra layer of excitement for both competitors and spectators.”

Virtuix invites those attending CES to stop by its booth and experience the Omni first hand. Attendees will have the opportunity to try the Omni with both Oculus Rift and HTC Vive head mounted displays.

The Virtuix Omni is compatible with leading headsets and virtual reality content. It is currently available for pre-order for $699 per unit at www.virtuix.com.

About Virtuix

Founded by CEO Jan Goetgeluk in April 2013 and headquartered in Austin, Texas, Virtuix is the pioneer of the Active VR category and is the developer of the Omni – the first-of-its-kind motion platform that enables 360-degree mobility in virtual environments. Virtuix raised $1.1M via Kickstarter during the summer of 2013, raised an additional $8MM from private and institutional investors, and has pre-sold more than 4,000 Omni units to date.

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Media Contact:
Chris Shelton
Public Relations, Virtuix
chris.shelton@virtuix.com
512-660-4195